================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 3)1


                             GREENBRIAR CORPORATION
  -----------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   393648-10-0
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                    J.D. Dell
                        Lone Star Opportunity Fund, L.P.
                       600 North Pearl Street, Suite 1550
                               Dallas, Texas 75201
                                 (214) 754-8300
  -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 31, 2000
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)






-----------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                Page 2 of 21 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             LSOF POOLED EQUITY, L.P.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                          [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                            27,502,855
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                              27,502,855
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,502,855
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
=============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                Page 3 of 21 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        TERLINGUA ADVISORS, INC.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        WC
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                         [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       2,200
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         2,200
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      2,200
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                          [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.03%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
=============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                Page 4 of 21 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LSOF GENPAR, INC.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                        [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,502,855
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER

-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,502,855
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,502,855
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
=============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                Page 5 of 21 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LONE STAR OPPORTUNITY FUND, L.P.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                       [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,502,855
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,502,855
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,502,855
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                     [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
=============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                Page 6 of 21 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LONE STAR PARTNER, L.P.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                       [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,502,855
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,502,855
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,502,855
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
=============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                Page 7 of 21 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LONE STAR MANAGEMENT CO., LTD.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                        [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,502,855
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,502,855
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,502,855
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
=============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                Page 8 of 21 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        HUDSON ADVISORS, L.L.C.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                      [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        TEXAS
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,505,055
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,505,055
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,505,055*
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        OO
=============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                Page 9 of 21 Pages
-----------------------------------------------------------------------------

=============================================================================
1       NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JOHN P. GRAYKEN
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                      [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        IRELAND
-----------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       27,505,055
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-----------------------------------------------------------------------------
                                 8       SHARED VOTING POWER
-----------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         27,505,055
-----------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,505,055
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        79.7%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
=============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                Page 10 of 21 Pages
-----------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Greenbriar Corporation, a Nevada corporation ("Greenbriar"). The address of the principal executive offices of Greenbriar is 4265 Kellway Circle, Addison, Texas 75244.

ITEM 2.    IDENTITY AND BACKGROUND.

This statement is filed on behalf of LSOF Pooled Equity, L.P., a Delaware limited partnership ("Pooled Equity"). The general partner of Pooled Equity is LSOF GenPar, Inc., a Delaware corporation ("GenPar"). The sole stockholder of GenPar is Lone Star Opportunity Fund, L.P. ("Lone Star"). The general partner of Lone Star is Lone Star Partner, L.P., a Delaware limited partnership ("Partner"). The general partner of Partner is Lone Star Management Co., Ltd., a Delaware corporation ("Management"). Hudson Advisors, L.L.C., a Texas limited liability company ("Hudson"), is the asset manager of the Common Stock, pursuant to an Asset Management Agreement. Hudson is the sole stockholder of Terlingua Advisors, Inc., a Delaware corporation ("Terlingua"). John P. Grayken ("Grayken"), a resident of the United Kingdom, is the sole stockholder, sole director and President of Management and the sole beneficial owner of Hudson. However, Grayken disclaims beneficial ownership in the Common Stock. GenPar, Lone Star, Partner, Management and Hudson are herein referred to as "Control Persons."

The address of the principal offices and business address of Pooled Equity, Lone Star, Partner and Management is 600 North Pearl Street, Suite 1550, Dallas, Texas 75201. The address of the principal offices and business address of Hudson and Terlingua is 600 North Pearl Street, Suite 1500, Dallas, Texas 75201. The business address of Grayken, is 50 Welbeck Street, London, United Kingdom, W1M7HE.

Pooled Equity, GenPar, Lone Star, Partner, Management, Hudson and Terlingua are all part of a private investment partnership investing in a broad range of primarily real estate related investments. Lone Star's investors are primarily pension funds and other institutional investors. Grayken's principal occupation is serving in the aforementioned offices of Management.

None of Pooled Equity, GenPar, Lone Star, Partner, Management, Hudson, Terlingua or Grayken has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

None of Pooled Equity, GenPar, Lone Star, Partner, Management, Hudson, Terlingua or Grayken has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Other Information
-----------------

           Attached as Schedule I hereto is a list of the directors and executive officers of GenPar, Management and Hudson, which contains the following information with respect to each person:

           (i)    name;

           (ii)   principal business address; and

           (iii)present principal occupation or employment.

           None of the entities or persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the entities or persons

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CUSIP No. 393648-10-0                 13D                Page 11 of 21 Pages
-----------------------------------------------------------------------------


identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person identified on Schedule I hereto is a United States citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 13, 1998, Lone Star purchased (i) 1,400,000 shares of Greenbriar's Series F Senior Convertible Preferred Stock (the "Series F Preferred"), $0.10 par value per share, at a purchase price of $10.00 per share and (ii) 800,000 shares of Greenbriar's Series G Senior Non-Voting Convertible Preferred Stock $0.10 par value per share (the "Series G Preferred"), at a purchase price of $10.00 per share. The Series F Preferred and Series G Preferred (collectively, the "Preferred Stock") were convertible, subject to the terms of the Preferred Stock, into shares of Common Stock, based on a conversion price of $17.50 per share of Common Stock. The aggregate purchase price for the Preferred Stock was $22,000,000 and was funded by capital contributions from Lone Star's partners. Lone Star assigned the Preferred Stock to LSOF Greenbriar, L.L.C., a Delaware limited liability and wholly owned subsidiary of Lone Star ("LSOF Greenbriar") pursuant to an Assignment and Assumption Agreement dated January 13, 1998. On July 23, 1998, LSOF Greenbriar assigned the Preferred Stock to Pooled Equity.

The terms of the Preferred Stock are set forth in (i) the Stock Purchase Agreement dated as of December 31, 1997 between Greenbriar and Lone Star filed as Exhibit 1 hereto (the "Stock Purchase Agreement"), (ii) the Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or other Special Rights of Series F Senior Convertible Preferred Stock filed as
Exhibit 2 hereto (the "Series F Certificate of Designation") and (iii) the Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series G Senior Non-Voting Convertible Preferred Stock filed as Exhibit 3 hereto (the "Series G Certificate of Designation," and together with the Series F Certificate of Designation, the "Certificates of Designation").

On February 1, 2000 Greenbriar redeemed 189,381 shares of Series G Preferred owned directly by Pooled Equity for an aggregate price of $2,500,000, which equals a price of $13.20 per share. Such redemption was pursuant to a letter agreement between LSOF Greenbriar and Greenbriar dated January 31, 2000 (the "First Letter Agreement"), filed as Exhibit 6 hereto, whereby Greenbriar agreed to use all proceeds, after payment of reasonable out-of-pocket expenses, from the sale or refinancing of capital assets to redeem shares of Preferred Stock. On March 1, 2000, LSOF Greenbriar assigned all of its rights in such letter agreement to Pooled Equity pursuant to an Assignment of Rights filed as Exhibit 8 hereto (the "Assignment of Rights").

On February 4, 2000, Greenbriar redeemed 75,722 shares of Series G Preferred owned directly by Pooled Equity for an aggregate price of $1,000,000, which equals a price of $13.20 per share. Such redemption was pursuant to a letter agreement between LSOF Greenbriar and Greenbriar dated February 4, 2000 filed as
Exhibit 7 hereto. On March 1, 2000, LSOF Greenbriar assigned all of its rights in such letter agreement to Pooled Equity pursuant to the Assignment of Rights.

On April 14, 2000 Greenbriar redeemed 37,200 shares of Series G Preferred owned directly by Pooled Equity for an aggregate price of $500,000, which equals a price of $13.44 per share. Such redemption was pursuant to a letter agreement between Pooled Equity and Greenbriar dated April 14, 2000 filed as Exhibit 9 hereto.

While conducting due diligence in response to certain discussions with Greenbriar to modify and/or extend certain provisions of the Certificates of Designation, Pooled Equity learned and verified through review of Greenbriar's corporate records that, since the date of issuance of the Series F Preferred and the Series G Preferred, Greenbriar has issued (the "Option Issuances") various

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                Page 12 of 21 Pages
-----------------------------------------------------------------------------


options (each a "Stock Option") to purchase shares of Common Stock to certain employees, officers and directors of Greenbriar. Greenbriar never notified Pooled Equity or any of its affiliates of these issuances, as required by the Certificates of Designation. These Option Issuances triggered the antidilution provisions under the Certificates of Designation, which provisions provide that the conversion price for the Preferred Stock shall be adjusted downward, based on the exercise prices per share of Common Stock with respect to these Option Issuances. The lowest exercise price for any Stock Option is $0.69 per share of Common Stock. Consequently, the conversion price for the Series F Preferred and the Series G Preferred has been automatically (and without further action on the part of Greenbriar or Pooled Equity) adjusted downward from $17.50 per share of Common Stock to $0.69 per share of Common Stock. As a result, each share of Preferred Stock, which had a liquidation preference of $10.00 per share, has become convertible into approximately 14.49 shares of Common Stock.

On October 26, 2000, Terlingua purchased 2,200 shares (the "Terlingua Shares") of Common Stock on the open market for a purchase price of $0.75 per share. The aggregate purchase price for the Terlingua Shares was $1650.00 and was funded from working capital of Terlingua.

On October 30, 2000, Pooled Equity delivered to Greenbriar a written Notice of Conversion (the "Conversion Notice"), filed as Exhibit 10 hereto, whereby Pooled Equity elected to convert the (i) 1,400,000 shares of Series F Preferred and
(ii) 497,697 shares of Series G Preferred owned by it (a total of 1,897,697 shares of Preferred Stock) into 27,502,855 shares of Common Stock. The Conversion Notice directed the Company to immediately issue to Pooled Equity the lesser of (i) 6,955,135 shares of Common Stock and (ii) such number of shares of Common Stock that would equal 49.8% of the outstanding Common Stock. The Conversion Notice also directed the Company to issue the remaining shares (the "Remaining Common Shares") of Common Stock due to Pooled Equity as a result of the conversion of the Preferred Stock upon written notice from Pooled Equity that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 had expired or terminated (or such act was no longer applicable) with respect the conversion of the Preferred Stock.

On October 31, 2000, Greenbriar notified Pooled Equity that, in Greenbriar's opinion, the Conversion Notice may be invalid and/or that Pooled Equity may not have perfected its conversion rights with respect to the Preferred Stock.

While Pooled Equity believes that it has delivered a valid Conversion Notice, Pooled Equity has proposed to Greenbriar a consensual restructuring of the terms of Pooled Equity's investment in Greenbriar. Such restructuring may involve the rescission by Pooled Equity of the Conversion Notice. Greenbriar has advised Pooled Equity that its board of directors (the "Board of Directors") must consider any restructuring proposals and will do so at a meeting of the Board of Directors to be held the week of November 6, 2000. Consequently, at this time, there can be no assurance that Pooled Equity or Greenbriar will be able to agree upon the terms of any such consensual restructuring or that the Conversion Notice will be rescinded.

ITEM 4.    PURPOSE OF THE TRANSACTION.

The transactions described in Item 3 above occurred as a result of privately negotiated transactions with Greenbriar. In each case, Lone Star acquired the Preferred Stock and the Common Stock issuable upon conversion thereof and Terlingua acquired the Terlingua Shares for investment purposes.

Once the Remaining Common Shares are issued to Pooled Equity and Pooled Equity thereby becomes a majority Stockholder of Greenbriar, Pooled Equity intends to seek majority representation on the board of directors of Greenbriar as promptly as is practicable and, through such board representation, influence the management of Greenbriar. While Pooled Equity does not have any plans for any extraordinary corporate or sale transactions involving Greenbriar, Pooled Equity intends to consider strategic alternatives to maximize stockholder value.

-----------------------------------------------------------------------------
CUSIP No. 393648-10-0                 13D                Page 13 of 21 Pages
-----------------------------------------------------------------------------


Pooled Equity intends to make open market purchases of Common Stock from time to time.

Other than as described above, none of Pooled Equity or any Control Person has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Pooled Equity, GenPar, Lone Star, Partner, and Management each beneficially owns and has the sole power to vote and dispose of 27,502,855 shares of Common Stock as described above (which, upon conversion of the Preferred Stock, would be approximately 79.7% of the shares of Common Stock based on the information as to the number of shares of Common Stock outstanding on August 11, 2000, as reported in Greenbriar's Quarterly Report on Form 10-Q for the period ended June 30,
2000). Hudson and Grayken each beneficially owns and has the sole power to vote and dispose of 27,505,055 shares of Common Stock as described above (which, upon conversion of the Preferred Stock, would be approximately 79.7% of the shares of Common Stock based on the information as to the number of shares of Common Stock outstanding on August 11, 2000, as reported Greenbriar's Quarterly Report on Form 10-Q for the period ended June 30, 2000). Terlingua beneficially owns and has the sole power to vote and dispose of 2,200 shares of Common Stock as described above (which, upon conversion of the Preferred Stock, would be approximately 0.1% of the shares of Common Stock based on the information as to the number of shares of Common Stock outstanding on August 11, 2000, as reported Greenbriar's Quarterly Report on Form 10-Q for the period ended June 30, 2000). Except as described in Item 3, none of Pooled Equity or any Control Person has effected any transaction in any shares of Common Stock during the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Certain rights relating to the Preferred Stock granted to Pooled Equity, as an assignee of Lone Star and LSOF Greenbriar, by Greenbriar are set forth in the Stock Purchase Agreement. Additional rights relating to the Preferred Stock granted to Pooled Equity are set forth in the Certificates of Designation. Certain registration rights granted to Pooled Equity are set forth in a Registration Rights Agreement dated as of December 31, 1997 filed as Exhibit 4 hereto.

In connection with the purchase of the Preferred Stock, Greenbriar and Lone Star entered into an Agreement (the "Make-Whole Agreement") filed as Exhibit 5 hereto which generally provides that Greenbriar is obligated to make a cash payment to the holder of the Preferred Stock sufficient to provide a 20% annual rate of return on Lone Star's purchase of the Preferred Stock (including dividends received by such holder) upon conversion of all of the Preferred Stock into Common Stock, or in certain other events including, a repurchase of the Preferred Stock by Greenbriar based upon a breach by Greenbriar of certain provisions in the Stock Purchase Agreement. Upon the conversion of the Preferred Stock into Common Stock, an estimated payment (as determined by Pooled Equity) of approximately $11 million became due from Greenbriar to Pooled Equity pursuant to the Make-Whole Agreement.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1. Stock Purchase Agreement dated as of December 31, 1997 between Greenbriar and Lone Star.

2. Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series F Senior Convertible Preferred Stock of Greenbriar Corporation.

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3. Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation.

4. Registration Rights Agreement dated as of January 13, 1998 between Greenbriar and Lone Star.

5.       Agreement dated as of December 31, 1997 between Greenbriar and Lone
         Star.

6. Letter Agreement dated as of January 31, 2000 between LSOF Greenbriar and Greenbriar.

7. Letter Agreement dated as of February 4, 2000 between LSOF Greenbriar and Greenbriar.

8. Assignment of Rights dated March 1, 2000 between LSOF Greenbriar and Pooled Equity.

9. Letter Agreement dated as of April 14, 2000 between Pooled Equity and Greenbriar.

10. Notice of Conversion dated as of October 30, 2000 from Pooled Equity to Greenbriar.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: November 2, 2000           LSOF POOLED EQUITY, L.P.

                                 By:    LSOF GenPar, Inc., its General Partner



                                        By:/s/ J.D. Dell
                                           -------------
                                           J.D. Dell
                                           Vice President




Date: November 2, 2000           LSOF GENPAR, INC.

                                 By:/s/ J.D. Dell
                                    -------------
                                      J.D. Dell
                                      Vice President




Date: November 2, 2000           LONE STAR OPPORTUNITY FUND, L.P.

                                 By:    Lone Star Partner, L.P.,
                                 its    General Partner

                                        By:   Lone Star Management Co., Ltd.,
                                        its:  General Partner

                                              By:/s/ J.D. Dell
                                                 -------------
                                                   J.D. Dell
                                                   Vice President

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Date: November 2, 2000           LONE STAR PARTNER, L.P.

                                 By:    Lone Star Management Co., Ltd.,
                                 its:   General Partner

                                        By:/s/ J.D. Dell
                                           -------------
                                            J.D. Dell
                                            Vice President




Date: November 2, 2000           LONE STAR MANAGEMENT CO., LTD.

                                 By:/s/ J.D. Dell
                                    -------------
                                      J.D. Dell
                                      Vice President




Date: November 2, 2000           HUDSON ADVISORS, L.L.C.

                                 By:/s/ J.D. Dell
                                    -------------
                                      J.D. Dell
                                      Executive Vice President




Date: November 2, 2000           TERLINGUA ADVISORS, INC.

                                 By:/s/ J.D. Dell
                                    -------------
                                      J.D. Dell
                                      Vice President



Date: November 2, 2000           /s/ John P. Grayken
                                 -------------------
                                 John P. Grayken

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                                  EXHIBIT INDEX


99.1 Stock Purchase Agreement dated as of December 31, 1997 between Greenbriar and Lone Star.*

99.2 Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series F Senior Convertible Preferred Stock of Greenbriar Corporation.*

99.3 Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or other Special Rights of Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation.*

99.4 Registration Rights Agreement dated as of January 13, 1998 between Greenbriar and Lone Star.*

99.5     Agreement dated as of December 31, 1997 between Greenbriar and Lone
         Star.*

99.6 Letter Agreement dated January 31, 2000 between LSOF Greenbriar and Greenbriar.**

99.7 Letter Agreement dated February 4, 2000 between LSOF Greenbriar and Greenbriar.**

99.8 Assignment of Rights dated March 1, 2000 between LSOF Greenbriar and Pooled Equity.**

99.9 Letter Agreement dated April 14, 2000 between Pooled Equity and Greenbriar.***

99.10 Notice of Conversion dated as of October 30, 2000 from Pooled Equity to Greenbriar.


*Incorporated by reference to the Schedule 13D filed on behalf of Lone Star Opportunity Fund, L.P. on January 22, 1998.

**Incorporated by reference to the Schedule 13D (Amendment No. 1) filed on behalf of LSOF Pooled Equity, L.P. on April 6, 2000.

***Incorporated by reference to the Schedule 13D (Amendment No. 2) filed on behalf of LSOF Pooled Equity, L.P. on April 28, 2000.

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                                                                      SCHEDULE I
                                                                      ----------



Instruction C. Information for Officers and Directors of GenPar, Management, Hudson and Terlingua.

                               OFFICERS OF GENPAR

Name:                                    J.D. Dell

Present Principal Occupation or
Employment:                              Vice President

Business Address:                        LSOF GenPar, Inc.
                                         600 North Pearl Street
                                         Suite 1550
                                         Dallas, Texas 75201

Name:                                    Benjamin D. Velvin, III

Present Principal Occupation or
Employment:                              Vice President and Assistant Secretary

Business Address:                        LSOF GenPar, Inc.
                                         600 North Pearl Street
                                         Suite 1550
                                         Dallas, Texas 75201

Name:                                    Louis Paletta

Present Principal Occupation or
Employment:                              Vice President

Business Address:                        LSOF GenPar, Inc.
                                         600 North Pearl Street
                                         Suite 1550
                                         Dallas, Texas 75201

Name:                                    Len W. Allen, Jr.

Present Principal Occupation or
Employment:                              Vice President

Business Address:                        LSOF GenPar, Inc.
                                         600 North Pearl Street
                                         Suite 1550
                                         Dallas, Texas 75201

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                             OFFICERS OF MANAGEMENT


Name:                                   J.D. Dell

Present Principal Occupation or
Employment:                             Vice President

Business Address:                       Lone Star Management Co., Ltd.
                                        600 North Pearl Street
                                        Suite 1550
                                        Dallas, Texas 75201

Name:                                   Louis Paletta

Present Principal Occupation or
Employment:                             Vice President

Business Address:                       Lone Star Management Co., Ltd.
                                        600 North Pearl Street
                                        Suite 1550
                                        Dallas, Texas 75201

Name:                                   Benjamin D. Velvin, III

Present Principal Occupation or
Employment:                             Vice President and Assistant Secretary

Business Address:                       Lone Star Management Co., Ltd.
                                        600 North Pearl Street
                                        Suite 1550
                                        Dallas, Texas 75201

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                               OFFICERS OF HUDSON


Name:                                   Robert J. Corcoran

Present Principal Occupation or
Employment:                             President and Chief Financial Officer

Business Address:                       Hudson Advisors, L.L.C.
                                        600 North Pearl Street
                                        Suite 1500
                                        Dallas, Texas 75201

Name:                                   J.D. Dell

Present Principal Occupation or
Employment:                             Executive Vice President

Business Address:                       Hudson Advisors, L.L.C.
                                        600 North Pearl Street
                                        Suite 1550
                                        Dallas, Texas 75201

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                        DIRECTORS & OFFICERS OF TERLINGUA

Name:                                           Robert J. Corcoran

Present Principal Occupation or
Employment:                                     Director and President

Business Address:                               Terlingua Advisors, Inc.
                                                600 North Pearl Street
                                                Suite 1500
                                                Dallas, Texas 75201

Name:                                           J.D. Dell

Present Principal Occupation or
Employment:                                     Director and Vice President

Business Address:                               Terlingua Advisors, Inc.
                                                600 North Pearl Street
                                                Suite 1550
                                                Dallas, Texas 75201

Name:                                           Steven R. Shearer

Present Principal Occupation or
Employment:                                     Vice President

Business Address:                               Terlingua Advisors, Inc.
                                                600 North Pearl Street
                                                Suite 1500
                                                Dallas, Texas 75201

Name:                                           Len W. Allen, Jr.

Present Principal Occupation or
Employment:                                     Vice President

Business Address:                               Terlingua Advisors, Inc.
                                                600 North Pearl Street
                                                Suite 1550
                                                Dallas, Texas 75201